June 12, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2018 CIK No. 0001711754

Dear Ms. Sarmento:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 3, 2018 relating to the draft registration statement submitted by INmune Bio Inc. referenced above. Also submitted is draft Amendment Number 2 to the Registration Statement. The Registration Statement has also been revised to include financial statements and corresponding MD&A for the year ended December 31, 2017 and the quarter ended March 31, 2017. We are also advising the staff that the Company is no longer seeking to register shares on behalf of selling shareholders and has removed the selling stockholder prospectus from the registration statement.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 7

1.	We note your response to our prior comment 6 and reissue. It appears that you have not commenced any clinical trials for any of your product candidates. Please revise your product pipeline table on page 8 to better illustrate the current status of development of your product candidates and to disclose the indications you are pursuing as well as your anticipated development timelines.

Response:

The company has revised the table to reflect there are two products and that each product will have two clinical trials performed using the proceeds from this financing. The table entry for each trial includes the phase of development (Phase I, II or I/II), the trial design (open label with control arm where indicated) and indication (tumor type; eg: ovarian cancer).

The accompanying text provides detail that indicate i) the first trials for each product will be first-in-man clinical trials and ii) the timing of the trial (expected date of initiation)

2.	We note your response to our prior comment 7 and reissue in part. Please revise the product pipeline table on page 8 to eliminate any duplication that may cause confusion. If you have only two product candidates, there should only be two rows identifying those candidates in the table and only one table.

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Response:

The Registration Statement has been revised in response to the staff’s comment.

3.	We note your response to our prior comment 9 and reissue. Given the early stage of development of your product candidates, please revise to eliminate disclosure suggesting that they may be "safer, easier to execute and more effective than currently available treatments." We note that this disclosure still appears in Note 1 to the consolidated financial statements for the year ended December 31, 2016 and for the period from September 25, 2015 (Inception) to December 31, 2015 and Note 1 to the consolidated financial statements for the three and nine months ended September 30, 2017 and 2016.

Response:

The Registration Statement has been revised to reflect the uncertainty of the safety of the products.

JOBS Act, page 9

4.	Please refer to your response to comment 11. The revisions you made on pages 33 and 59 do not clarify that you have elected to use the transition period for complying with new or revised accounting standards. Please add this to the bullet points on pages 33 and 59 and clarify that this election allows you to delay the adoption of new or revise accounting standards that have different effective dates public and private companies until those standards apply to private companies.

Response:

The Registration Statement has been revised in response to the staff’s comment.

Risk Factors

We are conducting a primary and secondary offering concurrently, page 34

5.	We note your response to our prior comment 2 and reissue in part. Please revise this risk factor to address the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

Response:

The registration statement has been revised in response to the staff’s comment.

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Use of Proceeds, page 34

6.	We note your response to our prior comment 15. Please indicate how much of the remaining proceeds, based on the minimum and the maximum potential proceeds, will be dedicated to each of the uses specified: manufacturing, research and development activities, working capital and general corporate purposes. Please also specify what you mean by manufacturing, research and development activities.

Response:

The Registration Statement has been revised in response to the staff’s comment.

Business, page 37

7.	We note your disclosure on page 40 that the principle of TpNK killing has been demonstrated in two Phase I trials in patients with AML. Please describe in this section when these two Phase I trials began, where they were being conducted, the number of participants, the method by which the products were administered, serious adverse effects, and primary and secondary endpoints.

Response:

The Registration Statement has been revised in response to the staff’s comment, including adding additional detail on the pre-clinical studies and clinical studies that tested the first generation version of the INKmune including design, efficacy and safety results. We have provided references of publications that are available to the public for further analysis if desired.

8.	We note your response to our prior comment 20 and reissue in part. Please expand the disclosure in this section to discuss your manufacturing business and provide the disclosure required by Item 101(h)(4) of Regulation S-K.

Response:

The Registration Statement has been revised in response to the staff’s comment to expand the disclosure regarding manufacturing including timing, location of the of the manufacturing and the volume of INKmune being produced.

INKmune: Our NK cell Directed Product Candidate, page 40

9.	We note your response to our prior comment 21 and reissue. We note your disclosure in this section about the potential effects of INKmune such as converting a resting NK cell into a tumor primed NK cell. As you have not demonstrated the efficacy of your product candidate yet, please revise these statements to indicate that they are your beliefs.

Response:

The Registration Statement has been revised to reflect translation of the pre-clinical data to therapy in humans has not been done and the effectiveness of that translation is not known. That is, the Company believes the pre-clinical data will predict efficacy in humans, but this is not known.

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INKmune Product Development Path Proposed Phase I/II Study in patients with cancer, page 43

10.	We note your disclosure that you expect the therapy to well tolerated in the Phase I to be performed under a CTA issued by the MHRA at the University College of London Hospital in London based on pre-clinical studies and observation of similar clinical trials with similar products and delivery strategies. Please identify these pre-clinical studies and clinical trials in this section.

Response:

The Registration Statement has been revised to add more detail, including details on the data and clinical trials that support the use of INKmune in the proposed Phase I/II clinical trials in ovarian cancer rand MDS.

Intellectual Property, page 45

11.	We note your response to our prior comment 23 and reissue. Please revise the tables on page 45 to disclose the specific products, product groups and technologies to which each patent in the table relates, whether the patents are owned or licensed from third parties, the type of patent protection, such as composition of matter, use or process, and the patent expiration dates. Please also explain what jurisdictions are covered by PCT in the last column in the table and how you file a global patent.

Response:

The table has been revised in response to the staff’s comment.

INKmune License Agreement, page 46

12.	We note your response to our prior comment 26 and reissue. Please disclose the nature and scope of the intellectual property transferred in the license agreement with INmune Ventures, LLC, what you mean by Patent Rights in the Field, the duration of the agreement, the royalty term and the termination provisions.

Response:

The Registration Statement has been revised in response to the staff’s comment.

13.	We note your response to our prior comment 27 and that you removed the royalty rate that the company has agreed to pay Xencor and the details of the sublicensing terms. Please restore this disclosure in the next amendment.

Response:

The Company has put in the royalty rate revised the Registration Statement in response to the staff’s comment and sublicensing terms.

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Government Regulation, page 50

14.	We note your response to our prior comment 31 and reissue in part. Please briefly describe how the drug approval process works in Australia and Europe.

Response:

The Registration Statement has been revised in response to the staff’s comment.

INB03 Product Development Path: Proposed Phase I and Phase II Studies in patients with cancer, page 51

Response:

15.	Please remove the statements that you do not expect significant safety issues based on preclinical studies in rodents and non-human primates and that the safety profile of combination therapy with INB03 and CPI is expected to be better than CPI alone.

Response:

The Registration Statement has been revised in response to the staff’s comment.

Management's Discussion and Analysis

Licensing and Collaboration Agreements, page 62

16.	We note your response to our prior comment 35 and reissue. Please disclose the duration of your agreement with the Anthony Nolan Cord Blood Bank, the royalty term, and any termination provisions. Please file this agreement as an exhibit to the registration statement or tell us why you believe that you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Management, page 66

Response:

The registration statement has been revised to disclose the duration of the agreement, the royalty term, termination provisions and to include the agreement as an exhibit.

17.	We note your disclosure that you have a Scientific Advisory Board. Please describe the role or function of the Scientific Advisory Board and whether there are any rules or procedures governing such board.

Response:

The Registration Statement has been revised to clarify that Marc Lowdell is the Company’s Chief Scientific Officer. The Company does not have a Scientific Advisory Board.

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Response:

18.	We note your response to our prior comment 37 and reissue in part. Please describe Mr. Moss's role in taking Tonix Pharmaceuticals public.

The Registration Statement has been revised in response to the staff’s comment.

Executive Compensation, page 71

Response:

19.	Please update your executive and director compensation disclosure to provide the information required by Item 402 of Regulation S-K as of December 31, 2017, the date of your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The registration Statement has been revised in response to the staff’s comment.

Certain Relationships and Related Transactions, page 75

20.	We note your response to our prior comment 41. Please revise the lead in paragraph to this section to reflect the language from Item 404(d) of Regulation S-K.

Response:

The Registration Statement has been revised to include the language from Item 404(d) of Regulation S-K

Plan of Distribution, page 77

21.	We note your response to our prior comment 13 and reissue. We note your disclosure in this section concerning the purchase of common stock and warrants by investors. As you are only offering investors common stock, please revise accordingly.

Response:

The Registration Statement has been revised to remove the reference to warrants.

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Consolidated Financial Statements for the Year Ended December 31, 2016 and from September 25, 2015 (Inception) to December 31, 2015

Note 8 - Commitments and Contingencies, page 91

22.	We refer to your response to comment 43. Based on your response, it appears that you classified the stock payable as a liability due to the fact that the shares were not yet issued as of the balance sheet date. Please tell us how you determined that the stock payable met the definition of a liability in Concept Statement 6 given that you have an obligation to transfer shares rather than assets. Please also tell us what consideration you gave to the fact that since you are obligated to issue a fixed number of shares at a fixed price, the recipients of such shares are economically exposed to changes in your share price. Finally, tell us what consideration you gave to the guidance in ASC 815-40-25-4.

Response:

Response: The Company has revised the classification on the balance sheet of the stock issuable in connection with the settlement from a liability to equity for all periods presented based on the requirement under ASC815-40-25-4(b)1 whereby the settlement agreement provides for net share settlement and has no provision for net cash settlement. As disclosed, the shares are fixed and were valued at the date the obligation was settled. Accordingly, the recipient bears the risk of changes in the value of the shares to be issued. It is now presented as a separate component of equity as “common stock issuable”. Note 6 to the financial statements has also been revised accordingly under the caption “Litigation Settlement”.

Selling Stockholders, page 108

23.	We note your response to our prior comment 46 and reissue in part. Please confirm whether Kenneth M. Sutin has voting and investment control of the shares held by the M.D. Revoc Trust. We also note that Lawrence A. Pabst appears in the table twice.
Please revise or advise.

Response:

The Company is no longer seeking to register shares on behalf of selling shareholders and has removed this prospectus form the registration statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference Kesner LLP at (212) 981-6772.

Very truly yours, /s/ David Moss David Moss

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